

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Calvin D. Smiley
Chief Executive Officer
JV Group, Inc.
9605 W. 49th Ave., #200
Wheat Ridge, CO 80033

> **Re: JV Group, Inc.**
> **Registration Statement on Form 10-12G/A**
> **Filed October 8, 2021**
> **File No. 000-21477**

Dear Mr. Smiley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction